Mail Stop 6010

June 6, 2006

Mr. David A. Tenwick
Chairman
Adcare Health Systems, Inc.
5057 Troy Road
Springfield, Ohio 45502-9032

**Re: Adcare Health Systems, Inc.
           Amendment No. 2 to Form SB-2 Registration Statement
           File No. 333-131542**

Dear Mr. Tenwick:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary - page 1

1.   Please refer to the first comment in our last letter in which we asked you to revise the discussion of the revenues earned by the facilities you manage for third parties to explain the significance of this measure and the significance of the combined revenues of facilities you own and facilities you manage. We asked you to clarify how the revenues recognized by the facilities you manage for third parties affect your revenue. We noted your statement that the long-term care facilities you own had annual revenues of $21,900,360. We also asked you to disclose the revenues you recognized for managing

facilities for third parties as well as where this amount appears on your income statement. In your response you indicate that you have deleted the discussion regarding revenues earned from facilities that you manage for third parties. However, the discussion we commented on remains in your document exactly as it appeared in the first amendment. Accordingly, we reissue the comment. Please note that we do not believe that deletion of a discussion of the revenue you receive from facilities you manage for third parties is an appropriate response to this comment. Please explain how the revenues earned by facilities you manage result in revenues for you. For example, are your management fees based on a percentage of these revenues, a percentage of profits, or are they determined using some other calculation. Please quantify the revenues you earned based on the third parties' revenues of $39,048,000.

2.   Additionally, discussions of revenues should be balanced with a discussion of net income or net losses and expenses. You need to provide a balanced discussion of your financial condition. It is not appropriate to selectively discuss specific aspects of your finances. If you discuss your revenues in the summary, we think you also need to discuss your net losses and expenses in order to provide a balanced picture.

3.   In light of your losses and existing defaults on some of the covenants in your debt agreements, we think you need to balance your discussion of your goals in the next to last paragraph of the summary with an equally detailed discussion of the potential impediments to your achievement of these goals. Please revise the disclosure accordingly.

4.   Under "Use of Proceeds" on page 2, please delete the phrase "our only recently having achieved profitable operations." We note that you had losses in 2005 and that your net income in 2003 and 2004 was due primarily to the gain recognized on the sale of real property.

Capitalization - page 14

5.   Refer to your response to comment 3. Please explain to us why the increase in equity in the line item "Common Stock" does not agree with the "Net Proceeds" disclosed in the "Use of Proceeds" portion of this document.

Management's Discussion and Analysis – page 15

Overview – page 15

6.   We think you need to expand this discussion to include an explanation of how you generate revenue in each of your several segments. Also, please include a table that

shows how much revenue was generated by each segment. The table should also include the expenses attributable to each segment, the net income of each segment and any other information necessary to show the financial contributions each segment makes to your overall financial condition.

7.   In the second full paragraph of page 16 you state that your history of operating losses is primarily due to start-up costs and developing assisted living properties for your own account. Please disclose when you made the decision to change your focus and quantify the impact of that decision.

Liquidity and Capital Resources – page 19

8.   Please expand the discussion at the top of page 22 of your failure to comply with certain financial covenants with WesBanco. Please identify the financial covenants you are not in compliance with. Disclose what the specific covenants require, and what your current status is in regards to each of them.

Cash Flow - page 24

9.   Refer to your response to comment 4. We noted that the discussion of cash flows comparing fiscal 2005 to fiscal 2004 is no longer provided. Please revise your liquidity discussion to include a discussion of cash flows for each of the last two fiscal years. Refer to Item 303(b)(1)(ii) of Regulation S-B.

Business - page 25

10. Please revise to explain the differences between owning facilities and managing them for third parties. At a minimum, the discussion should address how your revenues for managed facilities are determined and whether expenses are paid by you or the third party owners.

Security Ownership of Certain Beneficial Owners and Management, page 44

11.   In comment 5 we asked you to identify, in the registration statement, the natural person possessing voting and investment rights over the securities held by Capital City Partners, LLC. Your response indicates that it is included in footnote 8 on page 45. However, the footnote does not contain this information. Please revise the disclosure as we previously requested.

Alternate Prospectus Pages

12.   We remind you again that the blank spaces here must be completed prior to any request for effectiveness of the registration statement. Please include this information in your next amendment. You need to allow sufficient time for the staff to review this information prior to submitting your acceleration request.

Financial Statements, page F-1

Consolidated Statements of Changes in Owner's Equity, page F-5

13.   Refer to your response to comment 9. Please note that exposure drafts do not represent authoritative literature. Until the point in time that the exposure draft becomes approved, the current literature would appear to be paragraphs 14 and A5-A7 of SFAS 141. Please provide to us you analysis of the impact that applying current authoritative literature to these transactions would have to your financial statements.

Note 1. Description of Business, page F-8

14.   Refer to your response to comment 10. Your assertion that this "is a contingent obligation, outside the control of the Company which is not certain to occur" does not appear to be a sufficient argument under the authoritative literature cited in our previous response. Please provide a detailed analysis of all of the authoritative guidance separately, and demonstrate how you determined that the option to purchase the Van Wert interests does or does not fall under the guidance. If you should determine that the options do fall under one of the guidance, please tell us how your accounting and disclosure complies with the guidance, or provide proposed language clarifying this fact. Further, if you decide that there is authoritative literature that is more applicable, please cite that literature and demonstrate how you have complied with it.

Note 4. Discontinued Operations, page F-19

15.   Refer to your response to comment 12. Please provide to us a more detailed analysis of whether consummation as defined by paragraph 6 of SFAS 66 has been achieved. In particular address the impact that the failure to transfer legal title to the property has on this determination.

Note 6. Note Receivable, page F-21

16.   Refer to your response to comment 13. Please explain to us in greater detail how you determined the amount that you feel will be ultimately realized in relation to this note

receivable. Explain how the fair value of these assets and the amount of the debt referenced in your prior response factor into the amount recorded in this allowance.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tabatha Akins at 202-551-3658 or James Atkinson at 202-551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3610 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Michael A. Smith, Esq.
        Carlile Patchen & Murphy LLP
        366 East Broad Street
        Columbus, Ohio 43215